

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2011

Mr. David Binder
Chief Financial Officer
Infospace, Inc.
601 108th Avenue NE, Suite 1200
Bellevue, WA 98004
Also via fax at (425) 201-6167

> **Re: Infospace, Inc**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 000-25131**

Dear Mr. Binder:

We have reviewed your letter dated December 21, 2010 in connection with the above-referenced filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 22, 2010.

Form 10-K for the Year Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for 2009, 2008 and 2007, page 35

1.   We note from your response to our previous comment 1 that you do not consider the number of paid clicks to be a key indicator of your financial condition and operating performance. However, we note that you believe a discussion of the trend in the number of paid clicks may be helpful to investors. Please tell us your consideration of disclosing the percentage change in the number of paid clicks and the average fees per paid click. Including the percent change with your general discussion of trends would provide improved understanding of your financial results and would be material information for

investors. Further, we note your reference to other companies stating that they do not disclose specific data on the number of paid clicks. Staff notes however that such companies have provided similar information in their filings with respect to the percentage increase or decrease in paid clicks or page views on a year-over-year or quarter-over-quarter basis.

2.   In your response to our previous comment 2 we note you do not calculate or track the average fees per paid click for the distribution business. However you further note that the overall revenue is driven by your distribution partners and their ability to generate a volume of paid clicks. As discussed in our comment 1 above, disclosing specific information such as the change in the percentage of paid clicks would provide improved understanding of the financial results over and above the information obtained from a general trends discussion. Further providing this information by both owned and operated properties and distribution business would enhance your disclosures further as the results of the two businesses may not be the same. Please tell us your consideration in disclosing the percentage change in paid clicks for both owned and operated properties and the distribution businesses as a part of your general trend discussion.

You may contact Melissa Kindelan at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

Kathleen Collins
Accounting Branch Chief